FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 6, 2003

Commission File Number

BELAIR ENERGY CORPORATION

(Translation of registrant’s name into English)

400, 777 – 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

EXHIBITS

Exhibit 1

Press Release dated August 6, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:	s/ Ross O. Drysdale
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date: August 6, 2003

Purcell Energy Ltd. and BelAir Energy Corporation Proceed with Business Combination

Calgary, Alberta (August 1, 2003) – Purcell Energy Ltd. (“Purcell”) (TSX-PEL) and BelAir Energy Corporation (“BelAir”) (TSX-BEC) jointly announce today that they have been granted an interim order, dated July 31, 2003, by the Court of the Queen’s Bench of Alberta in respect of the previously announced transaction for Purcell to acquire all of the issued and outstanding common shares of BelAir by way of a plan of arrangement (“Arrangement”).  Under the terms of the Arrangement, BelAir shareholders will receive 0.354 of a common share of Purcell for a portion of each one (1) BelAir common share and $0.10 cash for the remaining portion of such BelAir common share.  Each holder of an outstanding BelAir warrant will receive a Purcell replacement warrant which will be economically equivalent to the BelAir warrant.  At closing, Purcell will have approximately 39.3 million common shares outstanding of which former shareholders of BelAir will own 29% and Purcell shareholders will own 71%.

In conjunction with this business combination, Purcell completed the previously announced private placement financing (“Financing”) whereby Purcell issued 8,180,000 subscription receipts at a price of $2.45 per subscription receipt for gross proceeds of $20,041,000.  At the closing of the Financing, all the gross proceeds were deposited in escrow and will be released when the Purcell shareholders have approved the Financing and the Arrangement has been completed.

FirstEnergy Capital Corp., acting as financial advisor to BelAir, has issued an opinion that the consideration to be issued to the holders of BelAir shares and BelAir warrants (collectively “BelAir Securityholders”) pursuant to the Arrangement, is fair, from a financial point of view.

The directors of BelAir are unanimously recommending to BelAir securityholders that they vote for the Arrangement.  All directors and officers of BelAir have executed lock-up agreements whereby they have agreed to vote their shares in favour of the Arrangement.  The directors of Purcell are unanimously recommending to Purcell shareholders that they vote to approve the Financing.

Pursuant to the interim order of the Court of Queen’s Bench of Alberta, dated July 31, 2003, a meeting of the BelAir securityholders has been called for September 3, 2003 to approve the Arrangement.  A meeting of Purcell shareholders has also been called for the same day at which the Purcell shareholders will be asked to approve the Financing and elect two additional directors to the board of directors of Purcell.  The two directors to be elected to the board of directors of Purcell are Owen C. Pinnell and Harry B. Wheeler, both current directors of BelAir.  An additional independent director will be added to the board of directors of Purcell, pursuant to the Arrangement, at a subsequent meeting of Purcell shareholders.

A joint proxy circular describing the Arrangement, providing notices of the meetings of BelAir securityholders and Purcell shareholders and providing other relevant information is expected to be mailed to BelAir securityholders and Purcell shareholders on or before August 5, 2003.

The completion of the Arrangement is subject to receipt of all necessary regulatory approvals, approval of the Arrangement by BelAir securityholders, approval of the Financing by Purcell shareholders, and final approval of the Court of Queen’s Bench of Alberta.  A minimum of two-thirds of the votes cast at the meeting of BelAir securityholders must be in favour of the Arrangement.  A simple majority of the votes cast at the meeting of Purcell shareholders must be in favour of the Financing.

The securities being distributed pursuant to the Arrangement and the Financing have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act.  This news release does not constitute an offer to sell or solicitation of an offer to buy securities.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Purcell Energy Ltd.

Jan M. Alston

President & CEO

(403) 269-5803

info@purcellenergy.com

www.purcellenergy.com

BelAir Energy Corporation

Victor M. Luhowy

President & CEO

(403) 265-1411

vluhowy@belairenergy.com

or

Owen C. Pinnell

Chairman

(403)215-2427

pinnello@i3capital.com

www.belairenergy.com